UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                      For Period Ended: December 31, 2005

                            SEC FILE NUMBER: 0-27019

                            CUSIP NUMBER: 903644201

                        PART I - REGISTRANT INFORMATION

            Full Name of Registrant: Uintah Mountain Copper Company

                    Address of Principal Executive Offices:
                     4766 Holaday Blvd., Holaday, Utah 84117

                        PART II - Rules 12b-25(b) and c

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                              PART III - NARRATIVE

State below with reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain aspects of the registrant's review process have not been completed prior to the filing date.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                         James Anderson (801) 497-9075

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange


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Act of 1934 or  Section  30 of the  Investment  Company  Act of 1940  during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[ ]Yes [X] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Uintah Mountain Copper Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: March 29, 2006


By:  /S/ James Anderson